SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

Full Truck Alliance Co. Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

35969L108**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”). One ADS represents 20 Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, L.P. (“SC GGF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 261,158,0801
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 261,158,0801

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,158,0801
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%2
12	TYPE OF REPORTING PERSON PN

1	Represented by 13,057,904 American Depositary Shares.
2

Based on a total of 19,091,365,934 shares of Class A ordinary shares outstanding as of December 31, 2022 as reported in the Issuer’s Annual Report on Form 20-F for the yearly period ended December 31, 2022, as filed with the Securities and Exchange Commission on April 19, 2023.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL GLOBAL GROWTH FUND III – 2020-B, L.P. (“SC GGF III—2020-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 383,031,8401
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 383,031,8401

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,031,8401
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%2
12	TYPE OF REPORTING PERSON PN

1	Represented by 19,151,592 American Depositary Shares.
2

Based on a total of 19,091,365,934 shares of Class A ordinary shares outstanding as of December 31, 2022 as reported in the Issuer’s Annual Report on Form 20-F for the yearly period ended December 31, 2022, as filed with the Securities and Exchange Commission on April 19, 2023.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS MANAGEMENT, L.P. (“SC GGF III MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

 SHARED VOTING POWER

644,189,9201, of which 261,158,080 shares are directly owned by SC GGF III and 383,031,840 shares are directly owned by SC GGF III—2020-B. The General Partner of SC GGF III and SC GGF III—2020-B is SC GGF III MGMT.

	7	SOLE DISPOSITIVE POWER 0
	8

 SHARED DISPOSITIVE POWER

644,189,9201, of which 261,158,080 shares are directly owned by SC GGF III and 383,031,840 shares are directly owned by SC GGF III—2020-B. The General Partner of SC GGF III and SC GGF III—2020-B is SC GGF III MGMT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,189,9201
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%2
12	TYPE OF REPORTING PERSON PN

1	Represented by 32,209,496 American Depositary Shares.
2

Based on a total of 19,091,365,934 shares of Class A ordinary shares outstanding as of December 31, 2022 as reported in the Issuer’s Annual Report on Form 20-F for the yearly period ended December 31, 2022, as filed with the Securities and Exchange Commission on April 19, 2023.

1	NAME OF REPORTING PERSON SC US (TTGP), LTD. (“SC US TTGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

 SHARED VOTING POWER

644,189,9201, of which 261,158,080 shares are directly owned by SC GGF III and 383,031,840 shares are directly owned by SC GGF III—2020-B. The General Partner of SC GGF III and SC GGF III—2020-B is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

	7	SOLE DISPOSITIVE POWER 0
	8

 SHARED DISPOSITIVE POWER

644,189,9201, of which 261,158,080 shares are directly owned by SC GGF III and 383,031,840 shares are directly owned by SC GGF III—2020-B. The General Partner of SC GGF III and SC GGF III—2020-B is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,189,9201
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%2
12	TYPE OF REPORTING PERSON OO

1	Represented by 32,209,496 American Depositary Shares.
2

Based on a total of 19,091,365,934 shares of Class A ordinary shares outstanding as of December 31, 2022 as reported in the Issuer’s Annual Report on Form 20-F for the yearly period ended December 31, 2022, as filed with the Securities and Exchange Commission on April 19, 2023.

ITEM 1.

(a) Name of Issuer:

Full Truck Alliance Co. Ltd.

(b) Address of Issuer’s Principal Executive Offices:

No. 123 Kaifa Avenue	Wanbo Science and Technology Park, 20
Economic and Technical Development Zone,	Fengxin Road
Guiyang	Yuhuatai District, Nanjing
Guizhou 550009	Jiangsu 210012
People’s Republic of China	People’s Republic of China

ITEM 2.

(a) Name of Persons Filing:

Sequoia Capital Global Growth Fund III – Endurance Partners, L.P.

Sequoia Capital Global Growth Fund III—2020-B, L.P.

Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P.

SC US (TTGP), Ltd.

The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

The General Partner of SC GGF III—2020-B is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

SC GGF III, SC GGF III—2020-B, SC GGF III MGMT, SC US TTGP: Cayman Islands

(d) CUSIP Number:

35969L108

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4. OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Solely with respect to securities of Full Truck Alliance Co. Ltd., the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act with HSG Holding Limited and certain of its affiliates. The Reporting Persons disclaim beneficial ownership of any securities beneficially owned by HSG Holding Limited or its affiliates.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10. CERTIFICATION

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Sequoia Capital Global Growth Fund III – Endurance Partners, L.P.

By: Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P., its General Partner

By: SC (US) TTGP, Ltd., its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Global Growth Fund III—2020-B, L.P.

By:	Sequoia Capital Global Growth Fund III—Endurance Partners Management, L.P., its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P.

By: SC US (TTGP), Ltd., its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC US (TTGP), Ltd.

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory